Exhibit 99.1

Seanergy Maritime Announces the Acquisition of Two Japanese Capesize Newbuildings and Sale of Older Vessel; Provides Corporate Updates

Expansion of Newbuilding Program to Five Capesize and Newcastlemax Vessels
Further Advances Fleet Renewal Strategy

March 12, 2026 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it has agreed to acquire two scrubber-fitted 181,500 dwt Capesize vessels to be constructed at a first-class shipyard in Japan and has entered into an agreement for the sale of the 2010-built M/V Squireship.

The transactions expand the Company’s newbuilding program to five vessels (four Capesizes and one Newcastlemax) totaling approximately $384.0 million and underscore its disciplined fleet renewal strategy, which focuses on reallocating capital from older vessels into modern, fuel-efficient tonnage with attractive delivery positions.

Acquisition of Two Japanese Newbuilding Capesizes

The Company entered into an agreement with an unaffiliated third party in Japan for the acquisition of a 181,500 dwt scrubber fitted Capesize newbuilding vessel with prompt delivery, constructed at a first-class Japanese Shipyard. The delivery is expected between the second and the third quarter of 2027.

In addition, the Company has entered into a 10-year bareboat-in contract for a second 181,500 dwt scrubber fitted Capesize dry bulk vessel to be constructed by the same first-class Japanese shipyard with delivery expected in the first quarter of 2029. Seanergy has the option to acquire the vessel starting at the end of year five until the end of the charter period.

The combined acquisition cost of the above vessels is estimated at approximately $158 million, assuming the exercise of the option to acquire the second vessel at the end of the 10-year period and excluding interest payments under the bareboat scheme.

The Company believes that securing a prompt 2027 delivery position from a top-tier Japanese yard represents a highly attractive strategic opportunity, given the limited availability of near-term construction slots and the strong expected demand for modern Capesize tonnage over the near and medium-term. In addition, the structure associated with the second Japanese Capesize vessel, provides Seanergy with advantageous fleet renewal optionality while maintaining capital flexibility.

Sale of M/V Squireship

Seanergy has agreed to sell the M/V Squireship, a 2010-built Capesize vessel constructed in South Korea with a cargo capacity of 170,018 dwt, to United Maritime Corporation, a related party, for a purchase price of $29.5 million, with delivery expected between end April to beginning of June 2026.

The transaction is expected to generate net cash proceeds of approximately $13.5 million after repayment of the associated debt, supporting the Company’s ongoing newbuilding program, while reducing Seanergy’s average fleet age. The vessel sale is expected to result in an accounting profit of around $4 million, which will be recorded in Seanergy’s second quarter financial results.

The transaction allows the Company to monetize the Squireship at an attractive market valuation. Following delivery, Seanergy will continue to provide technical and commercial management services to the vessel, facilitating the continuation of the vessel’s existing commercial employment.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“These transactions represent another step in the disciplined renewal of our fleet. By monetizing an older vessel at an attractive valuation and reinvesting in high-quality Japanese newbuildings with favorable delivery positions, we continue to enhance the long-term earnings capacity and efficiency of our fleet.

“Including our newbuilding orders in China, we expect to take delivery of five high-quality vessels with a total contract value of approximately $384 million, including three deliveries in mid-2027, one in mid-2028 and one in early-2029. We believe vessels delivering between 2027 and 2029 will be well positioned to benefit from strong Capesize fundamentals, an aging fleet and constrained vessel supply.

“Our strategy remains clear: reallocate capital from older assets into modern Capesize tonnage, maintain balance sheet discipline, and position the Company to capture long-term market upside. At the same time, we remain firmly committed to our capital return policy and expect to continue delivering meaningful returns to our shareholders.”

Commercial Performance Update

Further to the Company’s previous commercial updates provided in the FY 2025 Earnings Release, Seanergy has secured fixed rates for approximately 45% of its available operating days for the period Q2–Q4 2026, at an average gross daily rate of $29,300. These fixtures enhance forward earnings visibility while preserving meaningful exposure to market upside.

Sphinx – Economou Litigation Update

The Supreme Court of the Republic of the Marshall Islands affirmed the dismissal of the lawsuit brought by Sphinx Investment Corp., an affiliate of George Economou, upholding the prior decision of the High Court of the Republic of the Marshall Islands. The ruling brings this matter to a final resolution.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company owns or finance leases 20 vessels (2 Newcastlemax and 18 Capesize) with an average age of approximately 14.7 years and an aggregate cargo carrying capacity of approximately 3,633,861 dwt. Following the sale of the M/V Squireship and the delivery of the newbuilding vessels, the Company will own or finance lease 24 vessels (3 Newcastlemax and 21 Capesize), with an aggregate cargo carrying capacity of approximately 4,400,343 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.
 Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Venezuela, Israel and Hamas or Iran, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com